                              FILED BY STARTEC GLOBAL COMMUNICATIONS CORPORATION
                          PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933,
                                           AS AMENDED, AND DEEMED FILED PURSUANT
                                       TO RULE 14A-12 OF THE SECURITIES EXCHANGE
                                                         ACT OF 1934, AS AMENDED
                                   SUBJECT COMPANY: CAPSULE COMMUNICATIONS, INC.
                                                     COMMISSION FILE NO. 0-30555

The proposed merger will be submitted to Startec's and Capsule's shareholders for their consideration. Pending filing and clearance of the requisite proxy materials with the Securities and Exchange Commission ("SEC"), neither company has set a date for a special meeting of its shareholders to approve the merger. Startec and Capsule will file a joint proxy statement/prospectus regarding the proposed merger with the SEC and will mail such document to their shareholders. Such shareholders should read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information that such shareholders should consider. Such shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Startec and Capsule, without charge, at the SEC's Internet web site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Startec Global Communications Corporation, 10411 Motor City Drive, Bethesda, Maryland 20817, Attention: Prabhav V. Maniyar (301-767-1405), or to Capsule Communications, Inc., Two Greenwood Square, 3331 Street Road, Suite 275, Bensalem, Pennsylvania 19020, Attention: David B. Hurwitz (215-633-9400). Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus to be filed with the SEC.

                                                           COMPANY PRESS RELEASE

FOR IMMEDIATE RELEASE

                     STARTEC ANNOUNCES THIRD QUARTER RESULTS

CONTACT:

Prabhav V. Maniyar
Chief Financial Officer
301-767-1445
PMANIYAR@STARTEC.NET


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


--IP REVENUES INCREASE TO $52.1 MILLION

--GROSS MARGIN EXPANDS TO 22% FROM 18.8% IN Q2
  AND 13% IN Q3 1999

--COMPANY REDUCES EBITDA LOSS TO NEGATIVE $2.9 MILLION FROM NEGATIVE
  $4.8 MILLION IN Q2 2000 AND NEGATIVE $4.8 MILLION IN Q3 1999


BETHESDA, MD - November 9, 2000 - Startec Global Communications Corporation (NASDAQ: STGC) today announced financial results for the third quarter ending September 30, 2000. The Company generated $52.1 million of IP revenue for the quarter, reflecting 180% growth over the $18.6 million of IP revenue reported for Q2 2000. In addition, the Company had $31.1 million of traditional circuit-switched wholesale revenue, for a total revenue of $83.2 million during the third quarter. The Company's net revenue for the first three quarters of 2000 was $249.7 million, 27% higher than the $196.2 million reported in the first three quarters of 1999.

Gross margin for the third quarter 2000 was $18.4 million or approximately 22% of net revenue. This represents a significant improvement over the results reported for the second quarter 2000, which were $16.8 million or 18.8% of net revenue.

The Company's EBITDA for the third quarter 2000 was negative $2.9 million, compared to a negative $4.8 million reported for the previous quarter.

In the first quarter of 2000 the Company stated that it would transition from primarily circuit-switched wholesale business and focus on the growth of higher margin IP-based services. Accordingly, third quarter revenue for wholesale circuit-switched services declined by $9 million compared with second quarter 2000 results. In contrast, total revenue from all other lines of business increased by 4% over the same period.

"The circuit-switched wholesale business represents a traditional line of business that uses old analog technology and is becoming increasing non-strategic for us. As a result, we are leveraging our existing assets to focus on Internet Protocol services," said CEO and Chairman Ram Mukunda. IP technology provides numerous advantages over the traditional method by which voice traffic is sent. Using digital rather than analog signals, IP technology allows for the transfer of information more efficiently and permits the seamless integration of voice, data, Internet and video services over the same network.

Startec's third quarter 2000 results reflect the Company's continuing expansion of higher margin IP services and an increase in the number of retail customers, including businesses. As part of its strategic focus, the Company recently announced the execution of a definitive merger agreement for the acquisition of Capsule Communications, Inc.


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

(NASDAQ Small Cap: CAPS), a local, long distance and cellular telecommunications company that caters to small and medium-sized businesses and residential customers. "It is an exciting time for Startec as we continue to add higher margin business customers to our network," said Mukunda. "The acquisition of Capsule will offer a customer base and marketing organization that we expect will significantly grow our commercial revenue stream and increase our gross margin."

To illustrate the competitive advantages the acquisition is expected to create, Startec is reporting its revenue, gross margin, and earnings figures on a pro forma acquisition basis as well as on an actual basis. On a pro forma basis, Startec's net revenue for Q3 2000 was $92.9 million. The transaction with Capsule is expected to close in the first quarter of 2001, and is subject to customary conditions to closing, including approval by the stockholders of Capsule and Startec and certain regulatory approvals.

During the third quarter 2000, the number of Startec's retail customers grew to approximately 644,000. This reflects an increase of 26% over the 511,000 customers the Company reported for the second quarter 2000. Capsule currently has more than 33,000 customers.

In the third quarter 2000, Startec's actual gross margin was $18.4 million, or approximately 22% of net revenue, as compared to gross margin of $10.1 million or 13% of net revenue in the third quarter 1999. This represents a year-over-year improvement of 900 basis points and a sequential quarterly improvement of 330 basis point from gross margin of $16.8 million or 18.8% in the second quarter 2000. On a pro forma basis, Startec's gross margin for Q3 2000 was 22.5% of net revenue.

"We are continuing to see a higher gross margin as a result of the increasing demand from both consumers and businesses for IP services connecting North America and Western Europe to the emerging economies," said Mukunda. "For example, companies who outsource software development to India are a primary target for us, and we will continue our aggressive marketing to them and to other industries." According to industry sources, more than 33 percent of Fortune 500 companies outsourced their software requirements to India in 1999.

Startec had a negative $2.9 million EBITDA in the third quarter 2000, compared to a negative $4.8 million in the second quarter 2000. On a pro forma basis, Startec's EBITDA for Q3 2000 was negative $3.6 million. The Capsule acquisition is expected to be accretive to EBITDA by the time the deal closes. "We expect improvements in EBITDA to continue as planned. Most of the major expenses of establishing our IP network and infrastructure have already been incurred," said Chief Financial Officer Prabhav Maniyar. "We now have the ability to leverage those investments to serve our growing customer base."

"This is an exciting time for Startec. We are expanding our IP services and increasing our commercial customers while maintaining our focus on the emerging economies," said Mukunda. "We believe the acquisition of Capsule will offer us a customer base and marketing organization that will grow our commercial revenue stream and further increase our gross margin in 2001," Mukunda added. "The time is ripe to enlarge our customer base through acquisitions and significantly increase our base of business revenue. We are taking those steps we believe are necessary to ensure that when a significant acquisition opportunity arises, we have sufficient funds in our war chest to take advantage of that opportunity."

Startec will hold an investor conference call to discuss its third quarter performance today, November 9, 2000 at 12:30 PM EST. Investors will be able to listen to the call by dialing 800-450-0785 in the U.S. or 612-332-0226 from outside the U.S. Please ask for the "Startec Q3 Earnings Call." To listen to the call at WWW.VCALL.COM, click on STGC under "Today's Vcalls." The call will be archived for seven days. Investors are advised to go to the web site at least 15 minutes early to register, download, and install any necessary audio software.

           STARTEC GLOBAL COMMUNICATIONS CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
               (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                           FOR THE THREE MONTHS     FOR THE NINE MONTHS
                                                            ENDED SEPTEMBER 30,      ENDED SEPTEMBER 30,
                                                           --------------------     -------------------
                                                              2000       1999         2000         1999
                                                          ---------    ---------    ---------    ---------
Net revenues ..........................................   $  83,198    $  76,616    $ 249,740    $ 196,246
Cost of services ......................................      64,807       66,545      200,060      173,927
                                                          ---------    ---------    ---------    ---------
  Gross margin ........................................      18,391       10,071       49,680       22,319
General and administrative expenses ...................      16,150       11,316       49,780       31,308
Selling and marketing expenses ........................       5,124        3,553       12,146       10,729
Depreciation and amortization .........................       4,656        2,062       11,037        5,301
                                                          ---------    ---------    ---------    ---------
Loss from operations ..................................      (7,539)      (6,860)     (23,283)     (25,019)
Interest expense ......................................      (7,537)      (5,511)     (19,841)     (16,034)
Interest income .......................................         767        1,140        2,296        4,092
Equity in loss from affiliates ........................        (818)         (41)      (1,197)         (60)
                                                          ---------    ---------    ---------    ---------
Loss before extraordinary item ........................     (15,127)     (11,272)     (42,025)     (37,021)
Extraordinary item-loss on early extinguishment of debt        --           --           (902)        --
                                                          ---------    ---------    ---------    ---------
Net loss ..............................................   $ (15,127)   $ (11,272)   $ (42,927)   $ (37,021)
                                                          =========    =========    =========    =========
Basic and diluted loss per common share:

Loss before extraordinary item ........................   $   (1.05)   $   (1.19)   $   (3.19)   $   (3.98)
Extraordinary item-loss on early extinguishment of debt        --           --          (0.07)        --
                                                          ---------    ---------    ---------    ---------
Basic and diluted loss per common share ...............   $   (1.05)   $   (1.19)   $   (3.26)   $   (3.98)
                                                          =========    =========    =========    =========




                                                          SEPTEMBER 30,   DECEMBER 31,
BALANCE SHEET DATA:                                           2000           1999
                                                          ------------    ----------
Cash and cash equivalents(including restricted cash)      $  41,450       $  82,839
Working capital ....................................        (10,948)         28,450
Property plant and equipment, net ..................        121,180          94,221
Long Term Obligations ..............................      $ 217,171       $ 177,903


ABOUT STARTEC

Startec Global Communications Corporation is a leading provider of advanced communications and Internet services to residential and business customers transacting with the world's emerging economies. The Company's extensive affiliated network of international gateway and domestic switches, IP gateways and ownership in 15 undersea fiber optic cables also provides IP-based voice, data and video service to major long distance carriers, Internet Service Providers (ISPs) and Internet Portals.

eStart, Startec's online brand for a series of ethnic virtual communities, offers bundled services and other enhanced IP-based services to residential and business customers.

For more information on Startec and eStart, please visit their Web sites at WWW.STARTEC.COM and WWW.ESTART.COM.

Startec's Managed Network Services are currently available nationwide, scaleable for businesses of any size. Businesses can currently register on-line to become a Startec Commercial Services customer through the company's interactive portal, which went live last month. For information on becoming a Startec Commercial customer, call 1-800-393-6751 or send an e-mail to COMMERCIAL@STARTEC.NET.

OTHER THAN HISTORICAL INFORMATION CONTAINED HEREIN, CERTAIN STATEMENTS IN THIS RELEASE ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1994. FORWARD-LOOKING STATEMENTS IN THIS RELEASE INCLUDE STATEMENTS REGARDING SYNERGIES AND GROWTH EXPECTED AS A RESULT OF THE ACQUISITION BY STARTEC OF CAPSULE, EXPECTED GROWTH IN EARNINGS, REVENUE AND GROSS MARGIN, AND STARTEC'S EXPECTATIONS REGARDING FUTURE ACQUISITIONS, AND INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, CHANGES IN MARKET CONDITIONS, GOVERNMENT REGULATION, THE VOLATILE AND COMPETITIVE ENVIRONMENT FOR INTERNET TELEPHONY, TECHNOLOGY, THE INTERNATIONAL COMMUNICATIONS INDUSTRY AND THE GLOBAL ECONOMY; AVAILABILITY OF TRANSMISSION FACILITIES; MANAGEMENT OF RAPID GROWTH; ENTRY INTO NEW AND DEVELOPING MARKETS; COMPETITION; CUSTOMER CONCENTRATION AND ATTRITION; THE EXPANSION OF THE GLOBAL NETWORK; AND DIFFICULTIES IN INTEGRATING CAPSULE'S BUSINESS WITH STARTEC'S BUSINESS. THESE RISK FACTORS, AMONG OTHERS, ARE DISCUSSED IN FURTHER DETAIL IN STARTEC'S SEC FILINGS.

                                       ###